November 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

RE:         DG FastChannel, Inc.

Registration Statement on Form S-3

Filed October 14, 2009

File No. 333-162464

Annual Report on Form 10-K for Fiscal Year

Ended December 31, 2008

Filed March 10, 2009

Quarterly Report on Form 10-Q for Fiscal Quarter

Ended March 31, 2009

Filed May 11, 2009

Quarterly Report on Form 10-Q for Fiscal Quarter

Ended June 30, 2009

Filed August 7, 2009

Quarterly Report on Form 10-Q for Fiscal Quarter

Ended September 30, 2009

Filed November 6, 2009

Current Report on Form 8-K Filed August 6, 2009

File No. 000-27644

Ladies and Gentlemen:

On behalf of the DG FastChannel, Inc. (the “Company”), we have filed Amendment No. 1 to the Company’s Registration Statement on Form S-3 (referenced above) under the Securities Act of 1933, as amended,  in response to the Staff’s comments contained in the Staff’s letter dated November 13, 2009.  In addition, the Company has increased the amount of preferred stock in the registration statement from $25 million to $75 million. The amount of common stock to be registered is unchanged from the original filing. In accordance with the Staff’s request, we have numbered the Company’s responses below to correspond with the numbers assigned to the comments contained in the Staff’s letter.  Capitalized terms used herein without definition shall have the meanings ascribed to them in the Registration Statement or Form 10-K, and page numbers referenced herein are keyed to the typeset version of the Registration Statement, enclosed herewith, or Form 10-K, as applicable.

Registration Statement on Form S-3; Exhibit 5.1 Opinion

1.     In the fifth paragraph on page one of the opinion, counsel states:  “We are basing our opinions on our understanding that, prior to issuing any of the Company Stock, the Company will advise us in writing of the terms thereof and other information material thereto, will afford us an opportunity to review the operative documents pursuant to which such Company Stock is to be issued…and will file such supplement or amendment to this opinion letter (if any) as we may reasonably consider necessary or appropriate with respect to such Company Stock.”  Please confirm that you will file unqualified legal opinions at the time of each takedown.  Refer to Question and Answer 212.05 of the Compliance and Disclosure Interpretations for Securities Act Rules, available at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.  Please also have your counsel revise its opinion consistent with this comment.

In all take downs of securities under this shelf registration statement, the Company will file an appropriate opinion of counsel under Form 8-K (or post-effective amendment) in accordance with the guidance contained in Compliance and Disclosure Interpretation Question 212.05.  The filed opinion of counsel has been revised consistent with this comment.

2.     In the fifth paragraph on page one of the opinion and item B on page two of the opinion, counsel limits the opinion to the “date hereof.”  Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file an opinion dated as of the effective date.  Alternatively, counsel should remove these limitations from the opinion.

The legal opinion has been revised in accordance with this comment.

3.     Please have counsel confirm to us that it concurs with our understanding that its reference to the “corporate laws of the State of Delaware” in item A on page two of the opinion includes all applicable statutory provisions and any reported judicial decisions interpreting these laws.  Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission’s official file regarding this registration statement.

The legal opinion has been revised to confirm that counsel concurs with the Staff’s understanding.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

General

4.     You disclose under the heading “Employees” on page 14 that 154 of your 770 employees at December 31, 2008 are in research and development.  To the extent material to an understanding of your business, please provide the disclosure required by Item 101(c)(xi) of Regulation S-K.

We note that research and development spending for the last three fiscal years is reflected on the face of our statement of income on page F-5.  However, in future filings we will add a disclosure in Item 1 similar to the following:

“During the years ended December 31, 2008, 2007, and 2006, the Company spent $4.3 million, $3.2 million, and $1.8 million, respectively, on research and development activities, none of which were sponsored by customers.”

5.     In your risk factor “We plan to expand operations in international markets in which we have limited experience, which could harm our business, operating results and financial condition” on page 28 and elsewhere in your Form 10-K, you disclose that you have international operations.  Please provide the financial information about your geographic areas required by Item 101(d) of Regulation S-K or, if providing the geographic information is impracticable, please disclose that fact.

Because the vast majority of our operations are within the United States, where we are domiciled, we did not specifically disclose revenues and long-lived assets which we also have in the United Kingdom, as we considered such information to not be material.  Because we are expanding internationally, as we previously disclosed, such information may become material, and, if so, we will include it in future filings.   The following table summarizes our foreign activities which we will provide in the future, if material (in thousands):

	Revenues			Long-lived Assets (*)
	2008	2007	2006	2008	2007	2006

United States	$154,900	$95,917	$67,884	$403,974	$194,014	$116,412
Outside United States	2,181	1,770	783	49	36	28
Total	$157,081	$97,687	$68,667	$404,023	$194,050	$116,440

(*) Excludes deferred tax assets and long-term investments

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 32

6.     We note that you provide the information required by Item 201(d) of Regulation S-K under both this heading as well as Item 12; however, the presentations are different under each item.  Please confirm that you will include the information required by Item 201(d) of Regulation S-K under Item 12 (as opposed to Item 5) of Form 10-K in future filings.  Refer to

Question and Answer 106.01 of the Regulations S-K Compliance and Disclosure Interpretations, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As requested, we confirm that all future Form 10-K filings will include the appropriate information required by Item 201(d) of Regulation S-K under Item 12 instead of Item 5.

7.     We note that covenants contained in your senior credit facility include limitations on the payment of dividends.  Please describe briefly such restrictions, or cross reference to the specific discussion of such restrictions in your Management’s Discussion and Analysis of Financial Condition and Operating Results and the description of such restrictions required by Regulation S-X in your financial statements.  Refer to Item 5 of Form 10-K and Item 201(c) of Regulation S-K.

In future filings, we will add disclosure similar to the following:  “The Company’s Senior Credit Facility prohibits the payment of cash dividends.  There are no restrictions on accumulated deficit or net income other than the declaration or payment of dividends.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 47

8.     Your disclosure of critical accounting estimates should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  For instance, you should disclose whether you recognized any goodwill, long-lived asset and deferred tax asset impairment losses during the years presented.  Also, when estimates and assumptions are based on uncertain matters you should provide an analysis of the potential impact of changes in the estimates and assumptions when changes are reasonably likely to occur and have a material effect on financial condition or operating performance.  When estimates involve multiple, inter-related assumptions, such as those related to future cash flows, you should provide information for investors to assess the probability of future impairment charges.  For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination.  You should also disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one.  For each reporting unit that is at risk of failing step one, you should disclose:

•      the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•      the amount of goodwill allocated to the reporting unit;

•      a description of the methods and key assumptions used and how the key assumptions were determined;

•      a discussion of the degree of uncertainty associated with the assumptions; and

•      a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Similar qualitative and quantitative information regarding long-lived assets and income taxes should be provided.  Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available at http://www.sec.gov.

In future filings, we will add disclosure similar to the following :

For the 2008, 2007 and 2006 years, the Company did not recognize any goodwill, long-lived asset or deferred tax asset impairment losses.  The Company tests for goodwill impairment at the Video and Audio Content Distribution (“ADS”) and SourceEcreative reporting unit levels.  Reporting units were determined by operating segments and quantitative thresholds. To evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit.  Had the estimated fair value of each of these reporting units been hypothetically lower by 10% as of December 31, 2008, the fair value of goodwill would have exceeded carrying value by approximately $37 million for ADS and $10 million for SourceEcreative.

Future impairment charges, while not presently anticipated or foreseen, could occur if future cash flows from these reporting units were to decline significantly.  Future cash flows are impacted by a variety of factors including revenues, operating margins, income taxes and discount rates.

Historically, the Company has not experienced any impairment losses related to long-lived assets considering the impairment indicators nor does the Company presently foresee any such impairment losses.

The Company has also not experienced any write-offs of deferred tax assets in the past nor are any presently foreseen.

Item 11. Executive Compensation, page 61

Compensation Discussion and Analysis, page 61

Setting Executive Compensation, page 62

9.     In the first paragraph under this heading, you disclose that you engaged consultants to help you analyze the compensation data and to compare your compensation programs with the practices of the companies represented in the compensation data you reviewed.  If your consultant plays a material role in your compensation-setting practices and decisions, please discuss that role in your Compensation Discussion and Analysis.  Refer to Question and Answer 118.06 of the Regulation S-K Compliance and Disclosure Interpretations, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We used a consultant to assist us in gathering data used by the Compensation Committee in compensation-setting practices and decisions.  The consultant’s role was limited to gathering data, and the consultant did not play a material role in our compensation-setting practices, policies, or decisions.  As such, it is the Company’s view that no disclosure is necessary.

Grants of Plan-Based Awards, page 72

10.  Please disclose the performance-based annual incentive compensation in your table under this heading or tell us why it is not appropriate to do so.

The Company has provided in the table below the information required by Regulation S-K Item 401(d) for fiscal year 2008.  Furthermore, the Company confirms that in all future filings it will disclose the information required by Regulation S-K Item 401(d) using the following table, subject to deletion of any column that is not applicable.

		Estimated future payouts under non- equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of	All other option awards: number of securities	Exercise or base price of option	Grant date fair value of stock and
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	stock or units (#)	underlying options (#)	awards ($/Sh)	option awards

Scott Ginsburg	10/9/2008	$—	$—	$—	350,000	350,000	350,000	—	—	—	$5,922,000
Omar Choucair	12/23/2008	$—	$—	$—	250,000	250,000	250,000	—	—	$14.14	$2,023,275
Neil Nguyen	12/23/2008	$—	$—	$—	200,000	200,000	200,000	—	—	$14.14	$1,618,620

11.  In the table under this heading you disclose a grant date for the 2008 option awards to Messrs. Choucair and Nguyen of December 23, 2008; however, in your disclosure in the last paragraph under the heading “Long-Term Equity Incentive Compensation,” you disclose that the option grants were made on December 31, 2008.  We also note that you disclose that the option grants were made on December 31, 2008.  We also note that you disclose an expiration date for these options of December 23, 2018 in the table under the heading “Outstanding Equity Awards at Fiscal Year-End.”  Please clarify the date of grant of these options.

The correct grant date is December 23, 2008.  We will reflect the December 23, 2008 grant date in all future filings.   The Company has properly accounted for these stock options using a December 23, 2008 grant date.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 3 Acquisitions, page F-14

12.  Please tell us how you applied the guidance in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) in accounting for the acquisitions of the controlling interests in Enliven and Point.360.  Also refer to paragraph 10 of ARB 51 (FASB ASC 810-10-45-3) related to step acquisitions.  If you did not apply the guidance due to materiality, please provide us with your materiality analysis in accordance with SAB Topic 1: M.

Our initial percentages of ownership of Enliven and Point.360 (both publically traded companies at the time) were significantly less than 20%, and we did not have significant influence over either entity.  In this regard, we note that we did not hold any Board seats at either entity nor did we have any significant contractual relationships with either entity during the period of our initial investment. Furthermore, the merger agreements with each of Enliven and Point.360 (once we entered into those agreements) were each subject to numerous conditions, including an affirmative response to the public shareholders of each entity to the proposed transaction. And as such, we did not have significant influence over either entity until all conditions were met and the transactions closed.   Accordingly, we were not accounting for our initial investments in Enliven or Point.360 using the equity method, and as such, the guidance provided in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) and paragraph 10 of ARB 51 (FASB ASC 810-10-45-3) is not applicable.

Our purchase price for both Point.360 and Enliven considered our initial investments in the common stock of both entities at their historical cost.  We reversed the unrealized gain previously recorded in accumulated other comprehensive income and reduced our investments in both entities, effectively restoring the investments to their historical cost.  Those amounts, plus the costs of acquiring the remaining common stock not previously owned was considered to be purchase price for each entity.

13.       Please disclose the primary reasons for the acquisitions, including the factors that contributed to purchase prices that resulted in the recognition of goodwill, and the basis for determining the value of shares of common stock issued in the acquisitions.  Refer to paragraphs 51.b. and d. of SFAS 141 (FASB ASC 805-30-50-1).

We call your attention to the second sentence in Note 3 which states, “The objective of each transaction was to expand the Company’s digital distribution network, customer base, and/or product offerings.”  In all future Form 10-K filings, we will expand this disclosure to state the following:

“For each transaction, the Company was able to eliminate significant operating costs from the acquired business, or the acquisition created opportunities for the acquired entity to sell its services into the Company’s existing customer base.  Both of these factors resulted in a purchase price that contributed to the recognition of goodwill.”

In addition, for the purchase of Point.360 and Fastchannel, we determined the value of the shares of common stock issued based on the average closing price of our stock on the date the transaction was announced to the public, plus two days before and two days after the announcement.  For the Enliven transaction, the number of shares to be issued was modified subsequent to the original announcement to reduce the number of shares by approximately 20%.  As such, the Company determined that a new measurement date was appropriate.  We determined the value of shares of common stock issued to the Enliven shareholders based on the average closing price of our stock on the date the terms of the modified merger agreement was announced to the public, plus two days before and two days after such announcement.

14.       Please tell us how you determine the estimated fair values of customer relationships acquired in 2008 and the factors you considered in determining the useful lives of the assets.  Refer to paragraphs 9 and 11 of SFAS 142 (FASB ASC 350-30-30-1 and 350-30-35-1).

We considered a number of different valuation approaches in determining the fair values of customer relationships including discounted cash flow, a market approach and a cost approach, but largely based our conclusion on a discounted cash flow analyses.  In those analyses, we estimated future cash flows by projecting a number of factors including revenues, operating margins, tax rates, and customer attrition.  We also made an adjustment for a required return on contributory assets such as working capital, fixed assets and assembled workforce.  The resulting cash flows were discounted back to the purchase dates using a discount rate appropriate for these circumstances.

The useful lives of the customer relationships were estimated by analyzing the historical attrition rates of the acquired customer bases and we considered our own experience to date of acquiring similar customer bases.  We also considered whether the historical rates were likely to increase or decrease based on anticipated competition.

15.       Please show us how to reconcile your disclosures related to fiscal 2008 and 2007 acquisitions to the amounts disclosed in the statements of stockholders’ equity and cash flows, including amounts reported in supplemental disclosures of noncash financing activities.

As requested, below is a reconciliation of the purchase price disclosed for our 2008 and 2007 acquisitions to the amounts in the Statement of Stockholders’ Equity and Cash Flows.  Amounts shown are in thousands:

	2007 Acquisitions					2008 Acquisitions
	Pathfire	Point.360	GTN	Total		Vyvx	Enliven	Total

Initial cash investment	$—	$4,752	$—	$4,752	(A)	$—	$4,465	$4,465	(B)
Cash paid for acquisition, including direct costs	29,700	10,455	8,500	48,655	(C)	135,400	1,292	136,692	(D)
Common stock issued	—	33,685	—	33,685	(E)(H)	—	68,102	68,102	(F)(G)
Fair value of derivative instrument rolled into purchase price	—	—	—	—		—	731	731
Payable to seller	—	370	—	370	(H)	—	—	—
Other	—	438	—	438		—	210	210
Purchase price	$29,700	$49,700	$8,500	$87,900		$135,400	$74,800	$210,200

Notes

(A) - Agrees to 2006 Cash Flow Statement, purchases of long-term investments

(B) - Agrees to 2007 Cash Flow Statement, purchases of long-term investments

(C) - Agrees to 2007 Cash Flow Statement, acquisitions net of cash acquired

(D) - Agrees to 2008 Cash Flow Statement, acquisitions net of cash acquired

(E) - Agrees to 2007 Equity Statement, stock issued to acquire Point.360

(F) - Agrees to 2008 Equity Statement, stock issued to acquire Enliven

(G) - Agrees to 2008 Cash Flow Statement, non-cash component of purchase price

(H) - Agrees to 2007 Cash Flow Statement, non-cash component of purchase price

Note 9 Long-Term Debt, page F-20

16.       We note that covenants contained in your senior credit facility include a limitation on the payment of dividends.  Please describe the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions.  Refer to Rule 4-08(e)(l) of Regulation S-X.

In future filings, we will add the following additional disclosure, as applicable:

“The Company’s Senior Credit Facility prohibits the payment of cash dividends.  There are no restrictions on accumulated deficit or net income other than the declaration or payment of dividends.  Further, there are no restrictions in our Senior Credit Facility with respect to transfers of cash or other assets from our subsidiaries to the Company.”

Note 11 Income Taxes, page F-24

17.       Please tell us whether you have recognized a liability for uncertain tax positions.  If not, please clarify your disclosure to state the fact.  If so, please provide the reconciliation required by paragraph 21.a. of FIN 48 (FASB ASC 740-10-50-15).

We have not recognized a liability for uncertain tax positions.  As of December 31, 2008, we were aware of a position, which when recognized, would require a FIN 48 liability.  Since that position was not yet benefited or taken on the tax return, no liability was recognized.  We will specifically state whether or not there is a liability for uncertain tax positions in all future filings, and will provide the appropriate reconciliation, if required.

Note 13 Stockholders’ Equity, page F-27

18.       Please disclose the settlement terms and expiration dates of outstanding warrants in accordance with paragraph 4 of SFAS 129 (FASB ASC 505-10-50-3).

The information called for in paragraph 4 of FAS 129 (FASB ASC 505-10-50-3) is included in Note 13, Stockholders’ Equity on page F-28 of our Form 10-K.  We have disclosed a rollforward of outstanding warrants to purchase common stock during the 2008, 2007 and 2006 years, including the weighted average exercise price.  The expiration of the warrants (December 2010) is also disclosed.

Note 17 Segment Information, page F-31

19.       Please disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required.  If providing the information is impracticable, please disclose that fact.  Refer to paragraph 37 of SFAS 131 (FASB 280-10-50-40).

The Company’s reportable segments disclosed in Note 17 of the Form 10-K have been determined based upon the products and services it provides.  Since the determination of the segments is already based upon the products and services it provides, further disclosure is not necessary.

Within the Video and Audio Content Distribution segment, we offer a variety of services, all of which are similar in nature, and are sold to the same customer base on similar terms.  Therefore, the Company believes this segment represents a group of similar services.  Within the Other segment, the Company has grouped Springbox and SourceEcreative, each representing approximately 1% and 4% of total revenue, respectively, and the Company does not believe that reporting them separately would be meaningful.

We will, in future filings, make the following disclosure:  “Our reportable segments have been determined based on related products and services.”

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2009

General

20.       Please address the above comments in future interim filings to the extent applicable.

The Company confirms that it will address the above comments in future interim filings to the extent applicable.

Item 4. Controls and Procedures, page 26

Changes in Internal Control over Financial Reporting, page 26

21.       Under this heading you disclose that “[d]uring the first quarter ended March 31, 2009, there have been no changes in the Company’s internal control over financial reporting that we believe have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”  We note similar disclosure in your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.  Please confirm, if true, that your management concluded that there have been no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.  Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

The Company confirms that its management concluded that there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting for each of the fiscal quarters in 2009.

The Company will use the above language in future filings, and the Company also confirms that it will refrain from characterizing this conclusion as management’s belief in future filings.

Form 8-K Filed August 6, 2009

22.       We note your disclosures regarding “Adjusted EBITDA,” “normalized net income” and “normalized net income per share.”  In future filings please provide a more thorough discussion of why management believes these non-GAAP measures provide useful information to investors regarding performance and liquidity, particularly since the measures exclude recurring costs and expenses.  Please also disclose the additional purposes, if any, for which management uses the non-GAAP measures.  Refer to the instructions to Item 2.02 of Form 8-K.

The Company will provide the following additional disclosure in future filings whenever non-GAAP measures are used:

In addition to providing financial measurements based on generally accepted accounting principles in the United States of America (GAAP), The Company has historically provided additional financial metrics that are not prepared in accordance with GAAP (non-GAAP). Legislative and regulatory changes discourage the use of and emphasis on non-GAAP financial metrics and require companies to explain why non-GAAP financial metrics are relevant to management and investors. We believe that the inclusion of these non-GAAP financial measures in this press release helps investors to gain a meaningful understanding of our past performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. Our management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. These measures are also used by management in its financial and operational decision-making.  There are limitations associated with reliance on these non-GAAP financial metrics because they are specific to our operations and financial performance, which makes comparisons with other companies’ financial results more challenging. By providing both GAAP and non-GAAP financial measures, we believe that investors are able to compare our GAAP results to those of other companies while also gaining a better understanding of our operating performance as evaluated by management.

The Company defines “Adjusted EBITDA” as net income, before interest, taxes, depreciation and amortization of tangible and intangible assets, stock-based compensation expense, restructuring charges and benefits, certain unrealized gains and losses on investments, deferred tax expense which consists primarily of utilization of tax NOLs/credits,  and release of the deferred tax asset valuation allowance. The Company considers Adjusted EBITDA to be an important indicator of the Company’s operational strength and performance of its business and a good measure of the Company’s historical operating trend. Furthermore, management believes that Adjusted EBITDA is an important indicator of our ability to service our long-term debt, as it is a component of one of the covenants contained in our senior credit facility.

Adjusted EBITDA eliminates items that are either not part of the Company’s core operations, such as investment gains and losses, and net interest income, or do not require a cash outlay, such as stock-based compensation. Adjusted EBITDA also excludes depreciation and amortization expense, which is based on the Company’s estimate of the useful life of tangible and intangible assets. These estimates could vary from actual performance of the asset, are based on historical costs, and may not be indicative of current or future capital expenditures.

The Company defines “Adjusted EBITDA margin” as a percentage of Adjusted EBITDA as a percentage of revenues. The Company considers Adjusted EBITDA margin to be an indicator of the Company’s operating trend and performance of its business in relation to its revenue growth.

The Company defines “normalized net income” as net income before amortization of other intangible assets, stock-based compensation expense, restructuring charges and benefits, certain unrealized gains and losses on investments, deferred tax expense which consists primarily of utilization of tax NOLs/credits, and release of the deferred tax asset valuation allowance. The Company considers normalized net income to be another important indicator of the overall performance of the Company because it eliminates the effects of events that are either not part of the Company’s core operations or are non-cash.

The Company defines “diluted shares used in normalized net income per share calculation” as diluted common shares outstanding used in the GAAP net income per share calculation, excluding the effect of stock-based compensation under the treasury stock method. The Company considers normalized net income per share to be another important indicator of overall performance of the Company because it eliminates the effects of events that are either not part of the Company’s core operations or are non-cash.

Adjusted EBITDA and normalized net income should be considered in addition to, not as a substitute for, the Company’s operating income and net income, as well as other measures of financial performance reported in accordance with GAAP.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Very truly yours,

/s/ David R. Earhart

cc:	Omar Choucair
Ernst & Young LLP